

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Murray Auchincloss
Chief Financial Officer
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

> **Re: BP p.l.c.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **File No. 001-06262**

Dear Mr. Auchincloss:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Energy markets
Global context
Macroeconomic outlook March 2022, page 8

1. You reference the price volatility that is likely to have potential significant consequences on a global basis. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

2. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

3. Considering the impact of import or export bans, export control restrictions and sanctions resulting from Russia's invasion of Ukraine on any products used in your business or sold by you, revise to disclose in greater detail the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks

associated with transportation in your business, and the impact on margins and on your customers.

Group performance, page 37

4.   Please include a discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your long-term debt, accrued expense balances and any other balance sheet amounts that are sensitive to the fluctuation of interest rates. As part of your disclosure, please include a discussion of how you are funding these additional costs.

5.   Please include a discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Describe whether increased borrowing costs have impacted your or your customers' ability to make timely payments.

Outlook for 2022, page 39

6.   Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by your decision to exit your shareholding in Rosneft and other businesses within Russia. For example, your disclosure should address the impact of the absence of dividends received from Rosneft or equity-accounted earnings recorded in future periods.

7.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

- suspend the production, purchase, sale, or maintenance of certain items;
- experience higher costs due to constrained capacity or challenges sourcing materials;
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Sustainability
Cyber security, page 70

8.   Please disclose any new or heightened risk of potential cyberattacks by state actors or others as a result of Russia's invasion of Ukraine and whether you have taken actions to

mitigate such potential cyberattacks.

Risk factors, page 76

9.   We note your risk factor indicating that inflation could affect your profit margins. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Consolidated financial statements of the bp group
Notes on financial statements
Note 34. Employee costs and numbers, page 251

10.   Please disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.

Note 37. Events after the reporting period, page 253

11.   Please describe the impact resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to Russia's invasion of Ukraine, including the payment of taxes to the Russian Federation.

12.   Given that you conduct operations and have assets in Russia, please consider disclosing the risk that the Russian government may nationalize your assets or operations in Russia and quantifying if there would be any additional potential impact to your financial statements beyond amounts already recognized. In your response, tell us whether you have any assets located in Russia or otherwise associated with your operations in Russia that are not fully impaired.

Supplementary information on oil and natural gas (unaudited)
Operational and statistical information
Productive oil and gas wells and acreage, page 280

13.   Disclosure on page 350 appears to indicate that none of the acreage held under a production sharing agreement ("PSA") or acreage held under a technical service contract ("TSC") is due to expire within the next three years that would have a significant impact on your reserves or production. Please expand the disclosure relating to your undeveloped acreage on page 280 to incorporate a similar statement and clarify, if true, that this applies to the undeveloped acreage for each of the geographic areas presented as of December 31, 2021. Alternatively, expand your disclosure to provide the expiration dates of material concentrations of your undeveloped acreage by geographic area as of December 31, 2021. Refer to Item 1208(b) of Regulation S-K.

Additional disclosures
Oil and natural gas
Resource progression, page 348

14.   You disclose that the total development expenditure, excluding midstream activities, was $11,041 million in 2021 ($6,596 million for subsidiaries and $3,646 million for equity-accounted entities). Please expand your disclosure to provide the separate dollar amounts of these expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

15.   The discussion of the changes that occurred for proved undeveloped reserves indicates that revisions of previous estimates results from combining the changes relating to several separate and unrelated factors, e.g. field performance, well results or changes in commercial conditions including price impacts. Please expand your disclosure to clarify the factors that are applicable to the revisions of previous estimates relating to your subsidiaries and equity-accounted entities and the factors that solely relate to your subsidiaries and reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors, so that the change in net reserves between periods is fully explained. Refer to Item 1203(b) of Regulation S-K.

Glossary
Cash costs, page 379

16.   We note you identify Cash costs and Cumulative cash costs reductions as non-GAAP measures. Please revise to disclose the most directly comparable GAAP basis measures and provide the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K.

Free cash flow, page 381

17.   Please provide a reconciliation of Free cash flow and Free cash flow excluding Deepwater Horizon costs to the most directly comparable GAAP basis measures to comply with Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Surplus cash flow, page 383

18.   We note your definition of surplus cash flow and the components of the measure provided on page 341, as well as disclosure indicating you anticipate allocating 60% of 2022 surplus cash flow to share buybacks. Please revise your disclosures suggesting that this type of measure represents the residual cash flow available for discretionary expenditures to comply with Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

<u>Underlying replacement cost (RC) profit or loss per ADS, page 384</u>

19.   We note reference to page 386 for a reconciliation to GAAP information. However, it does not appear that the reconciliation for this non-GAAP measure on a per ADS basis has been provided. Please revise your disclosure as necessary.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation